UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2024
Commission File No.: 001-35165

BRAINSWAY LTD.
(Translation of registrant's name into English)

19 Hartum Street
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518, Israel

(+972-2) 582-4030
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

CONTENTS

Results of Annual Shareholder Meeting

At the Annual General Meeting of Shareholders of BrainsWay Ltd. (the “Company”) held on June 17, 2024, a quorum of votes being duly represented, all proposed resolutions were approved by the respective required majority of the shareholders. Below are the proposals which were adopted, as well as the respective share of support each resolution received:

(1) To appoint Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s independent auditors for the year as described in the Proxy Statement and for an additional period until the next annual general meeting and to authorize the Board of Directors to determine their compensation for the year; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2023.

Votes in Favor	Votes Against	Abstentions
14,983,707	11,004	652

(2) To approve the election or re-election of the following:

(a) Mr. Ami Boehm as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
14,972,035	22,628	700

(b) Dr. David Zacut as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
14,969,035	25,628	700

(c) Mr. Avner Hagai as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
14,816,095	178,568	700

(d) Ms. Eti Mitrany as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
14,969,425	24,238	1,700

(e) Ms. Karen Sarid as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
14,966,425	28,238	700

(f) Prof. Avraham Zangen as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
14,969,343	25,320	700

(g) Mr. Yossi Ben Shalom as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
14,833,975	160,688	700

(h) Mr. Avner Lushi as a director on the Board of Directors of the Company until the next annual general meeting.

Votes in Favor	Votes Against	Abstentions
14,836,379	158,284	700

(3) To approve compensation and a grant of equity in the form of options and restricted share units for Ami Boehm for his role as the chairman of the Board of Directors.

Votes in Favor	Votes Against	Abstentions
11,772,164	3,217,499	5,700

(4) To approve the grant of equity in the form of options and restricted share units to the directors of the Company.

Votes in Favor	Votes Against	Abstentions
13,182,588	1,808,075	4,700

(5) to approve the grant of equity in the form of options and restricted share units to Mr. Hadar Levy, the Company’s Chief Executive Officer.

Votes in Favor (excluding shareholders indicating personal interest)	Votes Against	Abstentions
7,645,476	3,214,075	4,740

(6) to approve the Compensation Policy of the Company as set forth in the Proxy Statement.

Votes in Favor (excluding shareholders indicating personal interest)	Votes Against	Abstentions
5,980,371	1,794,325	3,270

Incorporation by Reference

The contents of this Form 6-K are incorporated by reference in the Company’s registration statement on Form F-3, on September 17, 2021 (Registration No. 333-259610), and Form S-8, SEC Registration No. 333-230979, filed by the Company with the SEC on April 22, 2019, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAINSWAY LTD.

Date: June 17, 2024	By: /s/ Ami Boehm
Ami Boehm, Chairman of the Board of Directors